Exhibit 107
Calculation of Filing Fee Tables

Form S-3
(Form Type)

Wynn Resorts, Limited
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title(1)	Fee Calculation or Carry Forward Rule	Amount Registered(2)	Proposed Maximum Offering Price Per Share(2)(3)	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee(2)(3)
Fees to Be Paid	Equity	Common Stock, par value $0.01 per share		—	—	—	—	—
Fees to Be Paid	Equity	Preferred Stock, par value $0.01 per share		—	—	—	—	—
Fees to Be Paid	Equity	Depositary shares representing preferred stock(4)		—	—	—	—	—
Fees to Be Paid	Debt	Senior debt securities, senior subordinated debt securities and junior subordinated debt securities		—	—	—	—	—
Total Offering Amounts					—	—	—	—
Total Fees Previously Paid					—	—	—	—
Total Fee Offsets					—	—	—	—
Net Fee Due					—	—	—	—

(1)    Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.
(2)    An indeterminate aggregate offering price or number of securities of each identified class to be offered at indeterminate prices from time to time is being registered pursuant to this registration statement.
(3)    In accordance with Rules 456(b) and 457(r), Wynn Resorts, Limited is deferring payment of the registration fee.
(4)    Such indeterminate number of depositary shares to be evidenced by depositary receipts issued under a deposit agreement. If fractional interests in shares of preferred stock are issued, depositary receipts will be distributed for such fractional interests and the shares of preferred stock will be issued to the depositary under the deposit agreement.